SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

August 2, 2006

           NNO – TSX

        NTO – AMEX

NORTHERN ORION REPORTS ADDITIONAL MINERAL RESERVES EXTENDING THE MINE LIFE AT ALUMBRERA

Northern Orion Resources Inc. is pleased to announce an upgrade in the Mineral Reserves at Alumbrera extending the mine life by one year until at least mid-2016.

An on-going ore delineation drilling programme in the Alumbrera pit, undertaken both within the existing ore envelope and for extensions at depth, has confirmed 40 million tonnes of additional mineral reserves. The mine plan was re-optimized based on a new geological model with additional mineralization, and together with improved final pit slope angles resulted in an increase in contained metal reserves of more than 10%. This equates approximately to an additional 260 million pounds of contained copper (Northern Orion’s share – 33 million pounds) and 400,000 ounces of gold (Northern Orion’s share – 50,000 ounces) over the life of the mine. The additional ore was identified predominantly in the southern end of the pit, both inside and outside previous pit shell limits.

Also, progressive expansions of the Alumbrera concentrator over the previous four years will be completed by the end of 2006 and will have increased the throughput capacity of the Alumbrera concentrator by 54% to 40 million tonnes per annum.

As a consequence of the announced increase, current Mineral Reserves and Resources are (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*
Proved	380 Mt @0.45%Cu & 0.49 gpt Au
Probable	24 Mt @0.42%Cu & 0.43 gpt Au
Total	400 Mt @0.45%Cu & 0.49 gpt Au

Mineral Resources*
Measured	400 Mt @0.45%Cu & 0.48 gpt Au
Indicated	24 Mt @0.42%Cu & 0.43 gpt Au
Total	420 Mt @0.45%Cu & 0.48 gpt Au

* The information in this press release which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited.  Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

PRESENTATION AND CONFERENCE CALL FOR 2nd QUARTER 2006 RESULTS

Northern Orion will release its second quarter results and an update on progress at Agua Rica before the market opens on Wednesday, August 9, 2006 and will host a telephone conference call and presentation by webcast on Thursday, August 10, 2006 at 10:00 a.m. Pacific Time (1:00 p.m. Eastern) to discuss the study and the results.  The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally.  The webcast may be accessed on Northern Orion’s home page at www.northernorion.com.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970

Email: info@northernorion.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to, those with respect to the price of molybdenum, gold, silver and copper, the timing and amount of estimated future production, the potential and/or projected cash flow generated from production, costs of production, reserve determination and reserve conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political instability in Argentina, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Northern Orion’s Renewal Annual Information form attached to Northern Orion’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Northern Orion disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

August 2, 2006

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer